UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-141714-23

TRAVELPORT LIMITED

(Exact name of registrant as specified in its charter)

300 Galleria Parkway

Atlanta, GA 30339

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Title of each class of securities covered by this Form	Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains

11.875% Dollar Senior Subordinated Fixed Rate Notes due 2016

10.875% Senior Subordinated Euro Fixed Rate Notes due 2016

Senior Floating Rate Notes due 2016

13.875% Senior Fixed Rate Notes due 2016

11.875% Senior Subordinated Fixed Rate Notes due 2016

None.

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Travelport Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 6, 2014	By:	/s/ Rochelle J. Boas
Rochelle J. Boas
Senior Vice President and Assistant Secretary